RECEIVED

2007 APR 18 A 8:02

Ferreyros OFFICE OF INTERNATIONAL CORPORATE FINANCE **Exemption pursuant to Rule 12g3-2(b)** **82-4567**

Submission of: Other information

Av Industrial 675
Lima 1 Perú

T 511 336 7070
F 511 336 8331

Lima, April 11th,2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached the list of our shareholders as of March 31th , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros

PATRICIA GASTELUMENDI LUKIS
Gerente de División Finanzas

07022611

PROCESSED
APR 23 2007
THOMSON
FINANCIAL

dw 4/19

FERREYROS S.A.A. 20070411 08:57:43 GFACP113

RELACION DE ACCIONISTAS Pag. 1

SECU	T/A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCENTAJE
1	RUC	20510398158	RI - FONDO 2	25,172,351	1.1000	9.74
2	RUC	20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.	24,690,487	1.1000	9.56
3	RUC	20143980821	HO-FONDO 2	18,833,990	1.1000	7.29
4	OTR	038013580	HORSESHOE BAY LIMITED	16,700,420	1.1000	6.46
5	RUC	20510398158	RI - FONDO 3	15,569,992	1.1000	6.03
6	RUC	20157036794	IN - FONDO 2	15,480,056	1.1000	5.99
7	RUC	20142829551	PR - FONDO 2	15,159,283	1.1000	5.87
8	DNI	08191212	MONTERO ARAMBURU EDUARDO	12,710,999	1.1000	4.92
9	OTR	021015391	DUCKTOWN HOLDINGS S.A.	9,228,674	1.1000	3.57
10	RUC	20157036794	IN - FONDO 3	9,062,333	1.1000	3.51
11	RUC	20100228352	CORPORACION CERVESUR S.A.A.	9,004,657	1.1000	3.49
12	OTR	027012415	HIBISCUS CAPITAL LTD.	7,867,697	1.1000	3.05
13	RUC	20137909813	ÑORTENSIA S.A.	7,742,005	1.1000	3.00
14	RUC	20142829551	PR - FONDO 3	6,640,832	1.1000	2.57
15	RUC	20215376916	BUSLETT S.A.	5,849,606	1.1000	2.26
16	RUC	20143980821	HO-FONDO 3	4,013,021	1.1000	1.55
17	RUC	20171049262	INVERSIONES VARESLI S.A.	3,872,778	1.1000	1.50
18	RUC	20136975669	INTERNATIONAL MACHINERY CO. S.A.	2,799,049	1.1000	1.08
19	RUC	20111691631	GONDOMAR S.A.	2,502,358	1.1000	0.97
20	RUC	20100136741	MINSUR S.A.	2,448,528	1.1000	0.95
21	RUC	20468451451	TRANSACCIONES FINANCIERAS	2,109,545	1.1000	0.82
22	DNI	08243243	ARAMBURU DE MONTERO BLANCA	1,905,392	1.1000	0.74
23	RUC	20157036794	IN - FONDO 1	1,762,270	1.1000	0.68
24	RUC	20510398158	RI - FONDO 1	1,709,569	1.1000	0.66
25	DNI	07277264	ESPINOSA BEDOYA OSCAR	1,383,717	1.1000	0.54
26	RUC	20121047072	FUNDACION MANUEL J. BUSTAMANTE	1,371,110	1.1000	0.53
27	DNI	07270871	ALVAREZ CALDERON DE FERREYROS CARMEN	1,295,705	1.1000	0.50
28	DNI	08231540	BARRIOS GARCIA DE MULANOVICH MARIA DEL C	1,286,861	1.1000	0.50

Av Industrial 675
Lima 1 Perú

RECEIVED

2007 APR 18 A 8:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ferreyros Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

T 511 336 7070
F 511 336 8331

Lima, April 13th, 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

List of our shareholders as of March 31th had a participation higher than 5% of the shares with right to vote:

RI-FONDO 2 (Prima AFP)	9.74%
La Positiva Vida Seguros y Reaseguros S.A.	9.56%
HO-FONDO 2 (Horizonte AFP)	7.29%
Horseshoe Bay Limited	6.46%
RI-FONDO 3 (Prima AFP)	6.03%
IN-FONDO 2 (Integra AFP)	5.99%
PR-FONDO 2 (Profuturo AFP)	5.87%

Truly Yours,

Patricia Gastelumendi Lukis
Finance Division Manager
Stock Agent

END

www.ferreyros.com.pe